UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12th Floor, Tower 1, Financial Street Chang’An Center,

Shijingshan District, Beijing 100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Pricing of Registered Direct Offering

On September 30, 2020, Ambow Education Holding Ltd. (the “Company”) entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors to purchase 1,507,538 of the Company’s American Depositary Shares (“ADSs”), representing 3,015,076 of the Company’s Class A ordinary shares, par value $0.003 per share, at a purchase price of $3.98 per ADS in a registered direct offering (the “Registered Direct Offering”). The Company has also agreed to issue to the investors warrants (the “Warrants”) to purchase up to an aggregate of 603,016 ADSs (representing 1,206,032 Class A ordinary shares). The total gross proceeds to the Company from the Registered Direct Offering will be approximately $6,000,000. The Company intends to use the net proceeds from the Registered Direct Offering for working capital purposes. The Registered Direct Offering is expected to close on or about October 5, 2020, subject to satisfaction of customary closing conditions.

Pursuant to the Purchase Agreements, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 60 days following the closing of the Registered Direct Offering, subject to certain customary exceptions. The investors also have a right to participate in future financings

The Warrants will have a term of three years, be exercisable immediately and have an exercise price of $4.68 per ADS. The Warrants will contain full ratchet anti-dilution protection and have a mandatory forced conversion feature, such that if the VWAP of the ADS trades above $9.36 for 20 consecutive days, subject to customary equity and minimum volume conditions, the Company can force the warrants to be exercised.

The Company also entered into an agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc., as sole placement agent, or the Placement Agent, dated July 6, 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Registered Direct Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the gross proceeds received for the ADSs. In addition, pursuant to the Placement Agency Agreement, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ADSs sold in the Registered Direct Offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall be exercisable, in whole or in part, commencing on a date which is 180 days after the date of the Placement Agency Agreement and expiring on the three year anniversary thereof at an initial exercise price per ADS of $3.98.

The ADSs, the Warrants, the Placement Agent Warrants and the ordinary shares underlying the Warrants and the Placement Agent Warrants to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-231273).

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the form of Placement Agency Agreement, the form of Purchase Agreement and the form of Warrant are filed as Exhibits 10.1, 10.2 and 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-231273) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses expected timing of the closing of the Registered Direct Offering and planned use of the net proceeds from the Registered Direct Offering. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on April 22, 2020, as amended on September 30, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
4.1	Form of Investor Warrant
5.1	Opinion of Walkers
5.2	Opinion of Loeb & Loeb LLP
10.1	Placement Agency Agreement dated July 6, 2020
10.2	Form of Securities Purchase Agreement
23.1	Consent of Walkers (included in Exhibit 5.1)
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: October 5, 2020